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                           Filtronic plc ("Filtronic")


Filtronic, the designer and manufacturer of highly customized RF and microwave electronic devices, announces that one of its wholly-owned subsidiaries has signed an agreement dated 13 May 1998 to make an offer (the "Offer") for the entire issued share capital of Sage Laboratories, Inc. ("Sage"). Sage, whose shares are traded on NASDAQ, designs, manufactures and sells a broad range of specialized RF and microwave components for commercial telecommunications, space/satellite communications and defense electronics industries. Applications include cellular base stations, point-to-point radio links, satellite communications, aircraft landing and guidance systems, medical diagnostics and treatment equipment, and radar and weapons guidance systems.

The Offer, which has been recommended by the board of Sage, will be made at U.S. $17.50 per share in Sage, valuing the outstanding share capital of Sage at U.S. $19.0 million. The consideration will be satisfied in cash from new bank facilities.

In the nine months ended 28 March 1998, Sage reported income before provision for income taxes of U.S. $574,000 (after a non-recurring cost of U.S. $258,000) on sales of U.S. $7.3 million. In the year ended 30 June 1997, Sage reported income before provision for income taxes of U.S. $1.1 million on sales of U.S. $8.9 million and, as at 28 March 1998, it had net assets of U.S. $9.8 million including cash of U.S. $4.5 million.

The board believes that the acquisition of Sage will benefit the existing business of Filtronic, and in particular the recently acquired Filtronic Components military business.

Sage has made considerable investment in its manufacturing facilities, which are of a very high standard and include a Class 100 clean room and the board believes that Sage can improve the utilization of these facilities following the transfer of Filtronic Components' technology relating to advanced broadband microwave amplifiers, extended range detector log video amplifiers and digital frequency measurement systems.

The board believes that, through the transfer of technology from Filtronic Components into Sage, Safe can use Filtronic Components' products to address U.S. military business opportunities more successfully. As at 28 March 1998, Sage had orders of U.S. $7 million and Filtronic Components had U.S.- sourced orders of U.S. $2.4 million.

Following the acquisition by Filtronic, Sage will continue to be headed by its current Chief Executive Officer and 23 percent shareholder, Carl Marguerite.

Sage's headquarters are located at Natick, Massachusetts. This facility, which is large enough to accommodate expansion, comprises 30,000 square feet and is a modern, freehold, high technology facility with engineering, manufacturing, quality assurance, and sales and marketing activities. Additionally, Sage owns an adjacent 25,000 square foot facility which is fully-let. Sage's wholly-owned subsidiary, Sage Laboratories Active Microwave Inc., is based at Hollis, New Hampshire, where it leases a 6,000 square foot property.
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The acquisition will not complete until after the current financial year end, 31
May 1998. The board expects that the income before taxes of Sage's existing business will approximately equal the interest payments on the borrowings taken on by Filtronic to fund the acquisition.

The acquisition is subject, inter alia, to the approval of Filtronic shareholders in general meeting. A circular containing further details of the acquisition and notice of an extraordinary general meeting will be posted to Filtronic shareholders in due course.

13 May 1998

Enquiries

Filtronic plc
Processor David Rhodes
John Samuel

Panmure Gordon & Co. Limited
Tim Linacre
Erik Anderson

Binns & Co. Public Relations Limited
Peter Binns


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